FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição

Taxpayers’ Registry (CNPJ/MF) Number 47.508.411/0001-56

Registered with the Board of Trade (NIRE) 35.300.089.901

Synthetic map of remote votes for the Annual and Special Shareholders' Meeting to be held on April 26, 2017

Synthetic Vote Map Provided By The Book-Keeper (Pursuant To Article 21-T Of Cvm Rule No. 481)

Resolution / Question Code	Resolution / Question	Received Vote Instructions
		Approve / Yes	Repprove / No	Abstain
1	Approve the financial statements for the fiscal year ended December 31, 2016.	-	-	-
2	Approve the allocation of results for the fiscal year ended December 31, 2016, pursuant to the Management Proposal.	-	-	-
3	Fix the annual global compensation of the Company’s managers and Fiscal Council, should the shareholders request its installation, pursuant to the Management Proposal.	-	-	-
4	Ratify the managers’ global annual compensation for the fiscal year of 2016, pursuant to the Management Proposal.	-	-	-
5	Approve the investment plan for the fiscal year of 2017, pursuant to the Management Proposal.	-	-	-
6	Approve the alteration of the newspapers of large circulation for the publishing of the Company’s acts, pursuant to the Management Proposal.	-	-	-
7	Approve the Proposal for alteration and consolidation of the Companys Bylaws, pursuant to the Management Proposal.	-	-	-
8	Request the installation of the Fiscal Council for the fiscal year of 2017.	44.572.629	-	-

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 24, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.